Exhibit 99.1

EUDA Signs Letter of Intent to Potentially Acquire Chemokine Pte Ltd

SINGAPORE, Aug. 28, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a leading Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that it has signed a Letter of Intent (the “LOI”) to potentially acquire Chemokine Pte Ltd (“Chemokine”).

EUDA will carry out due diligence on Chemokine, subject to confidentiality obligations. Chemokine has agreed to an exclusivity period of at least one hundred and twenty (120) days during which it shall not engage in any discussions with any other entity relating to any transaction similar to this potential acquisition.

Chemokine is a Singapore based biotech company focused on molecular supplements and gene modulating formulations including, but not limited to, a next-generation immune health supplement it earlier granted EUDA exclusive worldwide distribution rights to, which EUDA and its subsidiaries will market under the brand name, Euda Helixé.

Chemokine was founded by its major shareholder, Professor Kah Meng Lim, a molecular medicine researcher with deep scientific roots. Prof. Lim earned his Ph.D. in Molecular Medicine from the National University of Singapore and spent years in research roles under Singapore’s national R&D agency, A*STAR. His work bridges academic science and consumer health innovation, and he is widely respected for translating complex biological discoveries into practical health applications.

What Makes Euda Helixé Different

Euda Helixé is designed to support energy, immune resilience, and cellular health using a formulation that goes beyond traditional supplements. It combines molecular deer placenta, marine collagen and bioactive antioxidants like astaxanthin, L-glutathione, grape seed oil, sea-buckthorn oil and refined avocado oil which it delivers through a capsule system that protects and delivers the ingredients for maximum absorption

Euda Helixé is built on a gene activation model designed to modulate gene expression by activating beneficial genes while silencing harmful ones.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia, and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions).These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. These forward-looking statements are based on information from EUDA and Chemokine, as well as other sources that we believe are reliable. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Christensen Advisory

Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com